SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

TSB Financial Corporation

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

872805-10-6

(CUSIP Number)

August 29, 2007

(Date of Event Which Requires Filing of this Statement)

John C. Pollok
Senior Executive Vice President and Chief Financial Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

[(800) 277-2175]

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872805-10-6

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only).	SCBT Financial Corporation
(2)	Check the appropriate box if a member of a group (see instructions)	(a)
(b) X*
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization	South Carolina
Number of shares beneficially owned by each reporting person with:
(7)	Sole voting power	-0-
(8)	Shared voting power	179,659**
(9)	Sole dispositive power	-0-
(10)	Shared dispositive power	-0-
(11)	Aggregate amount beneficially owned by each reporting person	179,659**
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)	16.1%**
(14)	Type of reporting person (see instructions)	CO

*See Item 4

**Pursuant to Rule 13d-4 of the Act, the reporting person disclaims beneficial ownership of such shares, and this statement shall not be construed as an admission that the reporting person is the beneficial owner of any securities covered by this statement.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value per share, of TSB Financial Corporation (“TSB”), a North Carolina corporation. TSB’s principal executive offices are located at 1057 Providence Road, Charlotte, North Carolina 28207.

Item 2. Identity and Background.

(a)-(c); (f)  This Statement is filed by SCBT Financial Corporation, a South Carolina corporation (“SCBT”). The address and principal place of business of SCBT is 520 Gervais Street, Columbia, South Carolina 29201. SCBT is a bank holding company that is principally engaged in the business of banking through its subsidiaries. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of SCBT, reference is made to Exhibit A attached hereto and incorporated herein by reference.

(d)-(e)  Neither SCBT, nor, to its knowledge, any persons listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Each of William B. Allen, James H. Barnhardt, Jr., William B. Barnhardt, Amy Rice Blumenthal, P. W. Davis, III, Jubal A Early, Herbert L. Harriss, William States Lee, IV, Donald J. Sherrill, Marc H. Silverman, John B. Stedman, Jr., and David J. Zimmerman, on the one hand and solely in his or her capacity as a shareholder of TSB (each a “Shareholder”), and SCBT, on the other hand, has entered into a Support Agreement (described in Item 4 of this Statement and copies of which are attached hereto as Exhibits B through M) (collectively, the “Support Agreements”) effective August 29, 2007 with respect to certain shares of TSB’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of TSB’s common stock were purchased by SCBT pursuant to the Support Agreements, and thus no funds were used for such purpose. Exhibits B through M are specifically incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

(a)-(j) The purpose of SCBT’s entering into the Support Agreements covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of August 29, 2007, by and between SCBT and TSB, attached hereto as Exhibit E (the “Merger Agreement”). Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement have the meanings given such terms in the Merger Agreement.

Pursuant to Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among SCBT and the Shareholders under the Support Agreements, but is not an affirmation by SCBT of the existence of a group for purpose of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder.  Pursuant to Rule 13d-4 of the Act, SCBT disclaims beneficial ownership of the Shares.

In order to induce SCBT to enter into the Merger Agreement, the Shareholders entered into the Support Agreements with SCBT. Pursuant to the Support Agreements, each of the Shareholders has agreed, among other things, to vote all Shares for which such Shareholder has sole voting authority, and to use his or her best efforts to cause to be voted all Shares for which such Shareholder has shared voting authority, in either case whether such Shares were owned on which the Support Agreement was signed or are subsequently acquired: (a) for the approval of the Merger Agreement and the Merger and (b) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger.

Each Support Agreement will terminate upon the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), and (ii) the date and time of termination of the Merger Agreement in accordance with its terms.

The Merger Agreement provides, among other things, for TSB to be merged with and into SCBT (the “Merger”). Under the terms of the Merger Agreement, TSB shareholders will receive aggregate consideration of 939,372 shares of SCBT common stock and $9.4 million in cash, including the cash-out value of TSB’s stock options.  The stock portion of the consideration is based upon a fixed exchange ratio of 0.993 shares of SCBT common stock for each of the outstanding shares of TSB common stock, which as of June 30, 2007 totaled 1,113,037 shares.  Holders of the issued and outstanding common stock of TSB will have the right to receive either $35.00 in cash per share, or SCBT common stock, or a combination thereof subject to the overall limits set forth above.

The Merger is intended to be treated as a tax-free reorganization to SCBT and TSB and otherwise tax free to TSB’s shareholders, except to the extent they receive cash, and is to be accounted for as a purchase. Consummation of the Merger is subject to various conditions, including: (i) receipt of the approval of TSB’s shareholders; (ii) receipt of requisite regulatory approvals; (iii) receipt of legal opinions as to the tax treatment of the Merger; (iv) listing on the NASDAQ Global Select Market, subject to notice of issuance, of SCBT’s common stock to be issued in the Merger; and (v) satisfaction of certain other conditions.

After the effective time of the Merger, SCBT may take any one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Support Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as exhibits B through N, respectively. Exhibits B through N are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Support Agreements and the Merger Agreement, neither SCBT nor, to its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)     As a result of the Support Agreements, SCBT may be deemed to have beneficial ownership of an aggregate of 179,659 shares of TSB’s common stock, which constitute, based on information set forth in TSB’s Form 10-Q for the fiscal period ended June 30, 2007, approximately 16.1% of the outstanding shares of voting stock of TSB.  SCBT, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that SCBT, for any or all purposes, is the beneficial owner of the Shares. For purposes of this Statement, SCBT has excluded 106,382 Shares purchasable by the Shareholders within 60 days pursuant to options, which Shares would become subject to the Support Agreements if such options are exercised.  Such Shares have been excluded because SCBT does not have the right to control whether or not any Shareholder exercises any of his or her options.

Other than as provided above, neither SCBT nor, to its knowledge, any of the persons listed on Exhibit A hereto owns or has any right to acquire, directly or indirectly, any shares of TSB’s common stock.

(b)           Pursuant to the Support Agreements, SCBT may be deemed to have shared power to vote (i) 62,876 Shares with William B. Allen, (ii) 15,701 Shares with James H. Barnhardt, Jr. (5,452 Shares of which are held by Mr. Barnhardt with shared voting authority with one or more third parties), (iii) 9,256 Shares with William B. Barnhardt (877 Shares of which are held by Mr. Barnhardt with shared voting authority with one or more third parties), (iv) 4,173 Shares with Amy Rice Blumenthal (1,830 Shares of which are held by Ms. Blumenthal with shared voting authority with one or more third parties), (v) 9,150 Shares with P. W. Davis, III, (vi) 2,343 Shares with Jubal A Early (all of which are held by Mr. Early with shared voting authority with one or more third parties), (vii) 2,928 Shares with Herbert L. Harriss (all of which are held by Mr. Harriss with shared voting authority with one or more third parties), (viii) 2,197 Shares with William States Lee, IV, (ix) 3,441 Shares with Donald J. Sherrill (1,097 Shares of which are held by Mr. Sherrill with shared voting authority with one or more third parties), (x) 22,808 Shares with Marc H. Silverman (3,660 Shares of which are held by Mr. Silverman with shared voting authority with one or more third parties), (xi) 39,457 Shares with John B. Stedman, Jr. (3,403 Shares of which are held by Mr. Stedman with shared voting authority with one or more third parties), and (xii) 5,329 Shares with David J. Zimmerman (4,414 Shares of which are held by Mr. Zimmerman with shared voting authority with one or more third parties).  SCBT, however, (i) is not entitled to any rights as a shareholder of TSB as to the Shares and (ii) disclaims any beneficial ownership of the Shares.  The foregoing Share numbers exclude 106,382 Shares purchasable by the Shareholders within 60 days pursuant to options, which Shares would become subject to the Support Agreements if such options are exercised. Such Shares have been excluded because SCBT does not have the right to control whether or not any Shareholder exercises any of his or her options.

The foregoing information regarding the Shares was provided, with respect to each Shareholder, by such Shareholder in his or her Support Agreement.  The Item 2 information relating to the Shareholders set forth in Exhibit O consists of information contained in the definitive proxy statement for TSB’s 2007 annual meeting of shareholders.  While SCBT has no reason to believe that such information was not reliable as of its date, SCBT only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, SCBT makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(c)           Except with respect to the transactions contemplated by each of the Support Agreements and the Merger Agreement and subject to the second paragraph of Item 5(a), neither SCBT, nor, to its knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in TSB’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Support Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B through N, respectively. Exhibits B through N are specifically incorporated herein by reference in answer to this Item 5.

(d)           Except as set forth in this Item 5, no other person is known by SCBT to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of TSB that may be deemed to be beneficially owned by SCBT as provided for herein.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See “Item 4. Purpose of Transaction” for descriptions of the Support Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B through N, respectively. Exhibits B through N are specifically incorporated herein by reference in answer to this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit A	Directors and Executive Officers of SCBT
Exhibit B	Support Agreement between SCBT and William B. Allen
Exhibit C	Support Agreement between SCBT and James H. Barnhardt, Jr.
Exhibit D	Support Agreement between SCBT and William B. Barnhardt
Exhibit E	Support Agreement between SCBT and Amy Rice Blumenthal
Exhibit F	Support Agreement between SCBT and P. W. Davis, III
Exhibit G	Support Agreement between SCBT and Jubal A Early
Exhibit H	Support Agreement between SCBT and Herbert L. Harriss
Exhibit I	Support Agreement between SCBT and William States Lee, IV
Exhibit J	Support Agreement between SCBT and Donald J. Sherrill
Exhibit K	Support Agreement between SCBT and Marc H. Silverman
Exhibit L	Support Agreement between SCBT and John B. Stedman, Jr.
Exhibit M	Support Agreement between SCBT and David J. Zimmerman
Exhibit N	Agreement and Plan of Merger by and between SCBT and TSB
Exhibit O	Certain Information Regarding the Shareholders

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 10, 2007

SCBT FINANCIAL CORPORATION

By:	/s/ John C. Pollok
Name:	John C. Pollok
Title:	Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Directors and Executive Officers of SCBT
Exhibit B	Support Agreement between SCBT and William B. Allen
Exhibit C	Support Agreement between SCBT and James H. Barnhardt, Jr.
Exhibit D	Support Agreement between SCBT and William B. Barnhardt
Exhibit E	Support Agreement between SCBT and Amy Rice Blumenthal
Exhibit F	Support Agreement between SCBT and P. W. Davis, III
Exhibit G	Support Agreement between SCBT and Jubal A Early
Exhibit H	Support Agreement between SCBT and Herbert L. Harriss
Exhibit I	Support Agreement between SCBT and William States Lee, IV
Exhibit J	Support Agreement between SCBT and Donald J. Sherrill
Exhibit K	Support Agreement between SCBT and Marc H. Silverman
Exhibit L	Support Agreement between SCBT and John B. Stedman, Jr.
Exhibit M	Support Agreement between SCBT and David J. Zimmerman
Exhibit N	Agreement and Plan of Merger by and between SCBT and TSB
Exhibit O	Certain Information Regarding the Shareholders

*	Filed herewith
**	Incorporated by reference to Exhibit 2.1 to Form 8-K filed by SCBT Financial Corporation on August 30, 2007

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF SCBT

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of SCBT. Unless otherwise indicated, the business address of each such person is c/o SCBT Financial Corporation, 520 Gervais Street, Columbia, South Carolina 29201, and each such person is a citizen of the United States.

Director	Principal Occupation or Employment

Jimmy E. Addison	Chief Financial Officer-SCANA Corporation (utility holding company) 1426 Main Street Columbia, SC 29212

Colden R. Battey, Jr.	Attorney-Harvey & Battey, P.A. (legal services) 1001 Craven Street Beaufort, SC 29902

Luther J. Battiste, III	Attorney-Johnson, Toal and Battiste, P.A. (legal services) 1615 Barnwell Street Columbia, SC 29201

Dalton B. Floyd, Jr.	Attorney-The Floyd Law Firm, P.C. (legal services) P.O. Drawer 14607 Surfside Beach, SC 29587

M. Oswald Fogle	President and Chief Executive Officer-Decolam, Inc. (laminated products) 625 Five Chop Road Orangeburg, SC 29115

Dwight W. Frierson	Vice President and General Manager-Coca-Cola Bottling Company of Orangeburg, S.C. (bottling) P.O. Box 404 Orangeburg, SC 29116

Robert R. Hill, Jr.	President and Chief Executive Officer-SCBT Financial Corporation (bank holding company)

Robert R. Horger	Attorney-Horger, Barnwell & Reid, LLP (legal services) 1321 Lee Boulevard Orangeburg, SC 29118

Harry M. Mims, Jr.	Principal-Mimsco, LLC (real estate development and rental) 216 Prep Street Orangeburg, SC 29118

Ralph W. Norman	President-Warren Norman Co., Inc. (real estate) 2685 Celanese Road, Suite 123 Rock Hill, SC 29732

Director	Principal Occupation or Employment

Alton C. Phillips	President-Carolina Eastern, Inc. (agricultural products and services) P.O. Box 30008 Charleston, SC 29417

James W. Roquemore	Chief Executive Officer-Patten Seed Company, Inc. (lawn products) 3086 Five Chop Road Orangeburg, SC 29115

Thomas E. Suggs	President and Chief Executive Officer-Keenan and Suggs, Inc. (insurance) 700 Huger Street, Suite 100 Columbia, SC 29201

Susie H. VanHuss	Textbook writer-South-Western Publishing Company (publishing) 5191 Natorp Boulevard Mason, OH 45040

A. Dewall Waters	Principal-A. D. Waters Enterprises, LLC (restaurant franchisee) 785 Brewton Street Orangeburg, SC 29115

John W. Williamson, III	President-J. W. Williamson Ginnery, Inc. (agricultural products and services) 16477 Heritage Highway Denmark, SC 29042

Cathy Cox Yeadon	Retired

Executive Officer	Principal Occupation or Employment

Joe E. Burns	Senior Executive Vice President and Chief Credit Officer-SCBT Financial Corporation (bank holding company)

Thomas S. Camp	President and Chief Executive Officer-South Carolina Bank and Trust of the Piedmont, N.A. (banking) 1127 Ebenezer Avenue Rock Hill, SC 29732

Robert R. Hill, Jr.	President and Chief Executive Officer-SCBT Financial Corporation (bank holding company)

Richard C. Mathis	Executive Vice President and Chief Risk Officer-South Carolina Bank and Trust, N.A. (banking)

Dane H. Murray	Senior Executive Vice President-South Carolina Bank and Trust, N.A. (banking)

John C. Pollok	Senior Executive Vice President, Chief Operating Officer, and Chief Financial Officer-SCBT Financial Corporation (bank holding company)

John F. Windley	President-South Carolina Bank and Trust, N.A. (banking)

Exhibit B

Support Agreement between SCBT and William B. Allen

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ William B. Allen

William B. Allen
Print Name

Number of shares owned with sole voting authority: 62,876

Number of shares owned with shared voting authority: 0

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit C

Support Agreement between SCBT and James H. Barnhardt, Jr.

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ James H. Barnhardt, Jr.

James H. Barnhardt, Jr.
Print Name

Number of shares owned with sole voting authority: 10,249

Number of shares owned with shared voting authority: 5,452

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit D

Support Agreement between SCBT and William B. Barnhardt

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ William B. Barnhardt

William B. Barnhardt
Print Name

Number of shares owned with sole voting authority: 8,379

Number of shares owned with shared voting authority: 877

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit E

Support Agreement between SCBT and Amy Rice Blumenthal

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ Amy Rice Blumenthal

Amy Rice Blumenthal
Print Name

Number of shares owned with sole voting authority: 2,343

Number of shares owned with shared voting authority: 1,830

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit F

Support Agreement between SCBT and P. W. Davis, III

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ P. W. Davis, III

P. W. Davis, III CLU
Print Name

Number of shares owned with sole voting authority: 9,150

Number of shares owned with shared voting authority: 0

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit G

Support Agreement between SCBT and Jubal A. Early

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ Jubal A. Early

Jubal A. Early
Print Name

Number of shares owned with sole voting authority: 0

Number of shares owned with shared voting authority: 2,343

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit H

Support Agreement between SCBT and Herbert L. Harriss

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ Herbert L. Harriss

Herbert L. Harriss
Print Name

Number of shares owned with sole voting authority: 0

Number of shares owned with shared voting authority: 2,928

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit I

Support Agreement between SCBT and William States Lee, IV

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ William States Lee, IV

William States Lee, IV
Print Name

Number of shares owned with sole voting authority: 2,197

Number of shares owned with shared voting authority: 0

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit J

Support Agreement between SCBT and Donald J. Sherrill

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ Donald J. Sherrill

Donald J. Sherrill
Print Name

Number of shares owned with sole voting authority: 2,344

Number of shares owned with shared voting authority: 1,097

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit K

Support Agreement between SCBT and Marc H. Silverman

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ Marc H. Silverman

Marc H. Silverman
Print Name

Number of shares owned with sole voting authority: 19,148

Number of shares owned with shared voting authority: 3,660

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit L

Support Agreement between SCBT and John B. Stedman, Jr.

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ John B. Stedman

John B. Stedman
Print Name

Number of shares owned with sole voting authority: 36,054

Number of shares owned with shared voting authority: 3,403

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

Exhibit M

Support Agreement between SCBT and David J. Zimmerman

SUPPORT AGREEMENT

August 29, 2007

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Ladies and Gentlemen:

The undersigned is a director of TSB Financial Corporation, a North Carolina corporation (“Seller”), and the beneficial holder of shares of common stock of Seller (the “Seller Common Stock”).

SCBT Financial Corporation, a South Carolina corporation (“Buyer”), and Seller are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Seller through the merger of Seller with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Seller, and not in his or her capacity as a director or officer of Seller, as follows:

1.           While this letter agreement is in effect the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, which approval shall not be unreasonably withheld, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary bank loan) prior to the record date of the Seller Shareholders Meeting (as defined in the Agreement) any or all of his or her shares of Seller Common Stock, or (b) deposit any shares of Seller Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Seller Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect the undersigned shall vote all of the shares of Seller Common Stock for which the undersigned has sole voting authority, and shall use his or her best efforts to cause to be voted all of the shares of Seller Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Seller Shareholders Meeting; and (b) against any Acquisition Proposal (as defined in the Agreement) (other than the Merger).

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Seller and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Seller.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms, in which event the provisions of this Agreement shall terminate.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Seller Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

/s/ David J. Zimmerman

David J. Zimmerman
Print Name

Number of shares owned with sole voting authority: 915

Number of shares owned with shared voting authority: 4,414

Accepted and agreed to as of
the date first above written:

SCBT FINANCIAL CORPORATION

/s/ Robert R. Hill, Jr.
By: Robert R. Hill, Jr.
Its: President and Chief Executive Officer

EXHIBIT O

CERTAIN INFORMATION REGARDING THE SHAREHOLDERS

The information disclosed in this Exhibit O relating to each Shareholder’s principal occupation or employment is based entirely on information contained in the definitive proxy statement for TSB’s 2007 annual meeting of shareholders.  The business address of each Shareholder is 1057 Providence Road, Charlotte, North Carolina 28207.

Shareholder	Present Principal Occupation or Employment
William B. Allen	President, Republic Crane and Equipment Company (heavy equipment sales)
James H. Barnhardt, Jr.	Director and Vice President (retired), Barnhardt Manufacturing Co., (textile manufacturer)
William B. Barnhardt	President, Technical Textiles, LLC (specialty narrow fabrics)
Amy Rice Blumenthal	President, Alry Publications, Inc. (sheet music publications)
P. W. Davis, III	President, The Colville Group (insurance sales)
Jubal A Early	Senior Vice President, Lincoln Harris (real estate management and development)
Herbert L. Harriss	Principal, Baxter-Harriss Co. Inc. (warehousing and logistics)
William States Lee, IV	President, Addison Realty Advisors, LLC (real estate management and development)
Donald J. Sherrill	President and Chief Operating Officer, SteelFab, Inc.(steel construction and fabrication)
Marc H. Silverman	Manager, M. David Properties (real estate development)
John B. Stedman, Jr.	President and CEO, TSB Financial Corporation and The Scottish Bank (banking)
David J. Zimmerman	President, Southern Shows, Inc. (trade and consumer show management)

To SCBT’s knowledge, each of the Shareholders is a United States citizen, and none of the Shareholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.